Exhibit 11

American Safety Insurance Holdings, Ltd. and subsidiaries
Computation of Earnings Per Share
(Dollars in thousands except per-share data)

	Three Months Ended March 31,
	2010	2009
Basic: Earnings (loss) available to common shareholders	$6,507	$5,545
Weighted average common shares outstanding	10,331,810	10,286,089

Basic earnings per common share	$0.63	$0.54

Diluted: Earnings (loss) available to common Shareholders	$6,507	$5,545
Weighted average common shares Outstanding	10,331,810	10,286,089
Weighted average common shares equivalents associated with options and restricted stock	312,697	188,879
Total weighted average common shares for diluted purposes	10,644,507	10,474,968

Diluted earnings per common Share	$0.61	$0.53